

Luis Fernando Gómez de la Maza

Director General

Álvaro Obregón, Mexico City, Mexico · **Contact info**

14 connections

 ViiT Health

Experience



Director general
ViiT Health · Full-time
May 2021 – Present · 6 mos
Nuevo México, Estados Unidos



Bauns
2 yrs 4 mos

Presidente del Consejo
Self-employed
May 2021 – Present · 6 mos
Ciudad de México, México

Director General
Full-time
Jul 2019 – May 2021 · 1 yr 11 mos
Ciudad de México, México



Director General
Deq Innovation · Full-time
Mar 2016 – Jun 2019 · 3 yrs 4 mos
Ciudad de México, México